VIA EDGAR

November 17, 2022

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Asset Management Ltd.
Registration Statement on Form F-1
File No. 333-267935

To whom it may concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Asset Management Ltd. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-1, File No. 333-267935, as amended, be accelerated by the Commission so that it may become effective at 4 P.M. Eastern Time on November 21, 2022 or as soon thereafter as practicable.

If the staff of the Commission has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com. In addition, it would be appreciated if, as soon as the registration statement is declared effective, you would so inform Mr. Kurta and then send written confirmation to the addressees listed on the cover of the registration statement.

[Signature Page Follows]

Sincerely,

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Bahir Manios
Name: Bahir Manios
Title: Chief Financial Officer